October 29, 2014	TSX-V: HNC

HARD CREEK NICKEL CORP. RELEASES THIRD QUARTER
FINANCIAL STATEMENTS AND MANAGEMENT DISCUSSION
AND ANALYSIS

(Vancouver, B.C.) – Brian Fiddler, Chief Financial Officer of Hard Creek Nickel Corp. (TSX-V-HNC) is pleased to release its third quarter financial results for the period ending September 30, 2014. General and administrative expenses for the three months ended September 30, 2014 were $52,625 compared to $69,798 for the three months ended September 30, 2013.

The Company’s cash position was $161,274 as compared to $157,643 at September 30, 2013. Working capital was $164,308, compared to September 2013 working capital of $121,217.

Additional information relating to the Company, including the Company’s financial statements and management’s discussion and analysis for the three months ended September 30, 2014 is available on Hard Creek’s website at www.hardcreeknickel.com and will be available on SEDAR at www.sedar.com All amounts are denominated in Canadian Dollars (CDN$).

About Hard Creek Nickel

Hard Creek Nickel’s core asset is the Turnagain Property in north central British Columbia, Canada. The Turnagain Property hosts a large, open pittable nickel and cobalt in sulphides deposit which is the subject of a Preliminary Economic Assessment available at http://www.hardcreek.com/i/pdf/HNC-Turnagain-PA-Dec-5-Final.pdf. The property also hosts several PGE exploration targets.

For further information, please contact Brian Fiddler at 604 681 2300.

Neither TSX Venture nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com